Exhibit 99.1

MINISO Group Announces Results of Annual General Meeting

GUANGZHOU, China, July 11, 2022 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO) (“MINISO,” “MINISO Group” or the “Company”), a global retailer offering a variety of design-led lifestyle products, today announced that its annual general meeting (the “AGM”) was held in Guangzhou today and that all the proposed resolutions submitted for shareholder approval set out in the notice of the AGM were duly adopted at the AGM, including the following adopted as a special resolution:

1.	Conditional upon and with effect from the Company’s proposed listing on The Stock Exchange of Hong Kong Limited, all its authorized Class A ordinary shares, Class B ordinary shares and shares of such other class as the directors of the Company may determine, whether issued or unissued, are re-designated as ordinary shares, such that following such re-designation, the authorized share capital of the Company will be US$100,000 divided into 10,000,000,000 ordinary shares, and all of the issued and outstanding Class A ordinary shares will be re-classified and re-designated as ordinary shares on a one-for-one basis;

2.	Conditional upon and with effect from the Company’s proposed listing on The Stock Exchange of Hong Kong Limited, the Company’s Second Amended and Restated Memorandum and Articles of Association will be amended and restated by the deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum of Association and Articles of Association in the form attached to the notice of the AGM; and

3.	名創優品集團控股有限公司is adopted as the dual foreign name of the Company, with effect immediately.

About MINISO Group

MINISO is a global retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Design, quality and affordability are at the core of every MINISO product it delivers, and the Company continually and frequently rolls out products of these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a store network worldwide.

For more information, please visit https://ir.miniso.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Source: MINISO Group Holding Limited

For further information: Raine Hu, Monlise Wang, MINISO Group Holding Limited,

Email: ir@miniso.com, Phone: +86 (20) 36228788 Ext. 8039